ZION OIL & GAS, INC.

12655 North Central Expressway, Suite 1000

Dallas, Texas 75243

December 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Michael Purcell

Re: Registration Statement on Form S-3 (File No. 333-283500) of Zion Oil & Gas, Inc. filed on November 27, 2024 (the “Registration Statement”).

Dear Mr. Purcell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Zion Oil & Gas, Inc.  (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective at 2:30 p.m. Eastern Time on December 11, 2024, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sincerely,
/s/ Robert Dunn
Robert Dunn
Chief Executive Officer